April 29, 2013

VIA EDGAR

Mr. Patrick Scott
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Life Series Funds (File Nos. 002-98409 and 811-04325)
Responses to Comments on the Registration Statement on Form N-1A

Dear Mr. Scott:

The following are responses to the comments that we received from you by telephone on March 25, 2013 regarding Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A (the “Registration Statement”) of First Investors Life Series Funds that was filed with the Securities and Exchange Commission (“SEC”) on February 13, 2013.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.
In the summary section for each Fund under “Fees and Expenses of the Fund” and “Example,” it is stated that investments in the Fund can only be made through a variable annuity contract or life insurance policy offered by First Investors Life Insurance Company.  Please consider moving this disclosure to the section entitled “Shareholder Information”.

Form N-1A, Item 3 requires a fund to include the narrative information regarding sales charge discounts set forth in Item 3 immediately preceding the fee table.  Item 3, Instruction 1(b) permits a fund “to modify the narrative explanations if the explanation contains comparable information to that shown.”  The Registrant believes that the

Securities and Exchange Commission
April 29, 2013

Registrant’s disclosure referred to above is comparable to the narrative information in Form N-A, Item 3 because, by disclosing that an investment in a Fund can be made only through a variable insurance product, it effectively explains the absence of direct sales charges or a related discount. The Registrant notes that the Funds’ practice of including such language in Item 3 disclosure is consistent with that of other insurance funds.  See e.g., Multimanager Aggressive Equity Portfolio, Multimanager Core Bond Portfolio and Multimanager International Equity Portfolio, each a series of AXA Premier VIP Trust; and Alpha Opportunities Trust, American Asset Allocation Trust and Real Return Bond Trust, each a series of John Hancock Variable Insurance Trust.  Therefore, the Registrant respectfully declines the SEC Staff comment to move this disclosure to a later section.

2.	Please consider providing glide path disclosure for the First Investors Life Series Target Maturity 2015 Fund.

The First Investors Life Series Target Maturity 2015 Fund (the “2015 Fund”) is not a typical target date mutual fund that changes its asset allocation as the Fund nears maturity.  Rather, the 2015 Fund is a mutual fund that invests principally in non-callable zero coupon bonds issued by the U.S. Government, its agencies or instrumentalities, which mature on or around December 31, 2015, the 2015 Fund’s maturity date.  As a result, the 2015 Fund does not have a traditional “glide path” and the disclosure requested by the SEC Staff would not apply to the 2015 Fund.

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Mary Carty
First Investors Management Company, Inc.